ALSTON&BIRD LLP

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R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com

July 1, 2008

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mohawk Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008 and
Definitive Proxy Statement on Schedule 14A Filed April 7, 2008
File No. 001-13697

Dear Mr. Owings:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated June 3, 2008 to Jeffrey S. Lorberbaum, Chairman and Chief Executive Officer of the Company.

Form 10-K for the Fiscal year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.	In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you indicate that the increase in net sales of the Unilin segment from fiscal 2006 to fiscal 2007 was driven by an increase in selling prices, higher demand in Europe, favorable Euro exchange rates, the acquisition of the Columbia wood flooring business and an increase in patent revenues. You also indicate that gross profit as a percentage of net sales for 2007 was unfavorably impacted by lower sales volume in the U.S., higher raw material costs and plant shutdowns in the U.S. offset by price increases and higher demand in Europe. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 29, 2008.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

Mr. H. Christopher Owings

July 1, 2008

Response:

The Company will comply with this request in future filings by quantifying, where possible, material changes to financial statement line items in Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Liquidity and Capital Resources, page 23

2.	We note your analysis of cash flows generated by operating activities. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Response:

The Company will comply with this request in future filings. Future filings will include analysis of the underlying reasons for the change similar to the Company’s disclosure included within the Liquidity and Capital Resources section on page 17 of the Company’s Form 10-Q dated March 29, 2008.

3.	Additionally, either here or elsewhere in your MD&A analysis, please address the fact that at both December 31, 2007 and March 29, 2008 your inventory levels appear to be increasing at a time when your revenues are decreasing. You should provide your investors with insight from management as to whether this is a conscious decision by management in anticipation of a future need for higher inventories or whether this is a result of the slowing economy, and if the latter, you should provide insight as to management’s plans for reducing the level of inventory and whether you believe inventory impairments are more likely in 2008 than they have been in previous years. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management. To do this, you should provide your investors with information about known trends and uncertainties that had or that you reasonably expect will have a material effect on your results, and you should explain management’s view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303 of Regulation S-K and to Section III of our Release 33-8350, and show us what your future disclosures will look like.

Response:

Mr. H. Christopher Owings

July 1, 2008

The Company notes the Staff’s comment, and respectfully submits that the changes in inventory levels relate primarily to the acquisition of certain wood flooring assets acquired in the third quarter of 2007, which is explained elsewhere in the MD&A. Inventories at December 31, 2007 and March 29, 2008 include approximately $60 million related to the wood flooring acquisition completed in the third quarter of 2007. When comparing the inventory levels for the stated periods above to balances at December 31, 2006 and March 31, 2007, respectively, inventory levels have declined after excluding the impact of the acquisition, although foreign exchange impacts and higher raw material costs have somewhat offset the decline.

The growth in inventory from December 31, 2007 to March 29, 2008 is due to anticipated seasonal changes in demand and is consistent with historical increases during the first quarter.

Critical Accounting Policies, page 25

4.	We note your discussion of goodwill on page 26. Given that goodwill comprises approximately one-third of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, such as better explaining how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also disclose your reporting units to provide your investors with better insight into the level at which you test goodwill for impairment. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release 33-8350.

Response:

In response, the Company will provide the following disclosure in the critical accounting estimates section of Item 7 in its 2008 Form 10-K populated with 2008 data:

Goodwill and indefinite-lived intangible assets are tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. The goodwill impairment tests are based on determining the fair value of the specified reporting units based on management judgments and assumptions using the discounted cash flows and market value approaches. The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital (“WACC”), and comparable company market multiples.

Mr. H. Christopher Owings

July 1, 2008

When developing these key judgments, the Company considers economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. To date, changes in estimates in connection with the Company’s annual impairment analysis have not resulted in a change in the Company’s impairment conclusion.

Should a significant or prolonged deterioration in future economic conditions occur, such as continued declines in spending for new construction, remodeling and replacement activities; the inability to pass increases in the costs of raw materials and fuel on to its customers; or a decline in comparable company market multiples, then key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or a small increase in WACC could result in an indication of impairment.

The Company has identified Mohawk, Dal-Tile, Unilin Flooring, Unilin Chipboard and Melamine, and Unilin Roofing as its reporting units for the purposes of allocating goodwill and intangible assets as well as assessing impairments.

The impairment test for intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using a discounted cash flows valuation. Significant judgments inherent in this analysis include assumptions about appropriate sales growth rates, royalty rates, WACC and the amount of expected future cash flows. These judgments and assumptions are subject to the variability discussed above.

The Company’s 200X annual impairment analyses, which were performed during the fourth quarter, did not indicate impairment.

Item 9A. Controls and Procedures, page 67

5.

As requested in comment four in our comment letter dated August 2, 2007 and as indicated in your response letter dated August 16, 2007, please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are

Mr. H. Christopher Owings

July 1, 2008

effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

The Company notes the Staff’s comment. In future filings, the Company will modify its disclosure in the first paragraph of Item 9A as shown below:

Based on an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), which have been designed to provide reasonable assurance that such controls and procedures will meet their objectives, as of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures were effective at a reasonable assurance level for the period covered by this report.

Financial Statements for the Year Ended December 31, 2007

Note 13 – Income Taxes, page 57

6.	We note from your tabular presentation on page 58 and from your disclosure on page 59 that you recognized an income tax benefit of approximately $272 million during the fourth quarter of 2007. Please provide us with more details regarding the tax restructuring resulting in the step up in the foreign subsidiary’s taxable basis of its intellectual property, including the reasons for this tax restructuring and a more detailed description of the intangible assets, and expand your disclosure to provide your investors with more information in light of the material impact of this transaction. In your response to us, please cite the applicable literature or otherwise clearly support the basis for the step up in taxable basis.

Response:

Following the acquisition of Unilin in 2005, the Company indirectly owned a European entity that had historically managed Unilin’s patents and trade names (“Intellectual Property”) and performed certain treasury functions for Unilin. In the fourth quarter of 2007, the Company moved the operations of this entity to a new office in another jurisdiction in Europe. The Company also indirectly owned a holding company in the new jurisdiction that provided certain treasury functions to Unilin and the move allowed for the consolidation of the historical Intellectual Property and treasury

Mr. H. Christopher Owings

July 1, 2008

operations to be combined with those of the holding company’s treasury operations in a single jurisdiction in order to integrate and streamline the operations, to facilitate other international acquisitions and to improve tax and cost efficiencies.

Additionally, under applicable tax law in these jurisdictions, this movement is referred to as a change in residency of the entity. In connection with bringing new operations to the new jurisdiction, under applicable tax law, taxpayers are able to “step-up” the basis of their intangibles to their fair market value as of the date operations are moved. Under applicable tax law in the original jurisdiction, there was not a step-up in the tax basis of the intellectual property at the time of the Company’s acquisition of Unilin in 2005, and a deferred tax liability was recorded for the difference in the fair market value and the historical tax basis. As a result of moving the operations, that deferred tax liability no longer exists. Further, due to the increase in fair market value of the underlying Intellectual Property since 2005, the fair market value now exceeds the book carrying value, resulting in a deferred tax asset.

After due analysis, the Company does not believe this transaction qualifies for the inter company or any other specified exception under FAS 109 and related guidance; therefore, the Company believes the principles of FAS109 ¶16 apply and has determined that the appropriate treatment is to recognize the entire deferred tax asset (benefit) immediately as a result of the single step in the transaction that resulted in the step-up in tax basis. The step-up in basis was not elective, or legally contingent but a mandatory consequence of moving the management and control of the entity to the new jurisdiction.

In addition, the Company will revise its disclosure in future filings in a manner substantially similar to the following:

Form 10-K MD&A:

The Company had an income tax benefit of $102.7 million, or (17.0%) of earnings before income taxes for 2007, compared to an income tax expense of $220.5 million, or 32.6% of earnings before income taxes for 2006. Following the acquisition of Unilin, the Company indirectly owned a European entity that had historically managed Unilin’s patents and trade names (“Intellectual Property”) and performed certain treasury functions for Unilin. In the fourth quarter of 2007, the Company moved the operations of this entity to a new office in another jurisdiction in Europe. The Company also indirectly owned a holding company in the new jurisdiction that provided certain treasury functions to Unilin and the move allowed for the consolidation of the historical Intellectual Property and treasury operations to be combined with those of the holding company’s treasury operations in a single jurisdiction in order to integrate and streamline the operations, to facilitate international acquisitions and to improve tax and cost efficiencies. This tax restructuring resulted in a step up in the subsidiary’s taxable basis, which resulted in the recognition of a

Mr. H. Christopher Owings

July 1, 2008

deferred tax asset of $245.1 million and a related income tax benefit of $271.6 million. The recognition of the deferred tax asset resulted in a reduction in the Company’s effective tax rate for the year. In addition the tax rate also decreased due to a greater percentage of income in lower taxed jurisdictions and changes implemented in the third quarter of 2007, which resulted in higher interest deductions outside the U.S.

Form 10-K Tax Footnote:

Following the acquisition of Unilin, the Company indirectly owned a European entity that had historically managed Unilin’s patents and trade names (“Intellectual Property”) and performed certain treasury functions for Unilin. In the fourth quarter of 2007, the Company moved the operations of this entity to a new office in another jurisdiction in Europe. The Company also indirectly owned a holding company in the new jurisdiction that provided certain treasury functions to Unilin and the move allowed for the consolidation of the historical Intellectual Property and treasury operations to be combined with those of the holding company’s treasury operations in a single jurisdiction in order to integrate and streamline the operations, to facilitate international acquisitions and to improve tax and cost efficiencies. This tax restructuring resulted in a step up in the subsidiary’s taxable basis of its intellectual property and the recognition of a deferred tax asset of approximately $245,000 and a related income tax benefit of approximately $272,000. The step up relates primarily to intangible assets which will be amortized over 10 years for tax purposes.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

7.

You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive awards and long-term incentives. For example, you have not disclosed the earnings per share, earnings after capital charge, inventory turn thresholds and Unilin EBITDA amounts established by the Compensation Committee. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of

Mr. H. Christopher Owings

July 1, 2008

competitive harm. We note that in 2008, the Senior Executive Bonus Plan will replace the 2007 Executive Incentive Plan.

Response:

The Company notes the Staff’s comment and respectfully submits that disclosure of the targets established by the Company’s Compensation Committee could result in competitive harm. The standards for what constitutes commercial or financial information, the disclosure of which could cause competitive harm were established pursuant to case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992). Pursuant to this line of case law, it is not necessary to show actual competitive harm; but rather, actual competition and the likelihood of substantial injury are all that are necessary.

With respect to the information described in the Staff’s comment above, the Company believes that the disclosure of such financial information would be competitively harmful to it, and is therefore properly excludable, for the following reasons, among others:

The Company’s industry is highly competitive and the Company faces significant competition. The Company’s internal financial targets are the product of its strategic vision and assessment of the industry in which it operates. These targets are constructed using various assumptions regarding multi-year trends, acquisition strategies and opportunities, availability and cost of working capital, level of sales and resulting required inventory levels, and capital expenditures, among other items, and any public dissemination of these targets would be likely to cause substantial competitive harm to the Company by unfairly giving its competitors, many of whom are not subject to the same disclosure requirements as the Company, insight into its internal financial forecasting and models.

The Company’s internal targets with respect to certain of its named executive officers are set on a segment basis and disclosure of these targets in particular would more acutely implicate all of the competitive concerns set forth in the preceding paragraph, as the scope of the related business is narrower and therefore renders any disclosed information more useful.

The Company’s internal targets could be reverse engineered to give competitors insights into its assessment of, and projections related to, the future of its industry, which would enable them to use that information when competing for customers, acquisition targets, employees and available capital, and/or when creating competitive models of their own.

Mr. H. Christopher Owings

July 1, 2008

The Company believes that one of its competitive advantages is the knowledge, experience and familiarity of its management team and Board of Directors in the floorcovering industry. The disclosure of the Company’s internal financial targets would enable its competitors to benefit from its internal strategic models that are predicated upon that knowledge, experience and familiarity.

There are limited opportunities for the Company to identify, attract and retain top level individuals to serve the Company, and competition for top level, highly experienced individuals in the floorcovering industry is extremely competitive. The Company’s competitors may use information about its compensation structure as a basis to solicit its most important employees, or to prevent it from hiring other talented individuals. Likewise, the disclosure of these targets would impair the Company’s ability to retain such individuals, as competitors would be able to use that information to recruit them away, thereby harming the Company from a competitive standpoint.

In future filings, the Company will describe in reasonable detail the likelihood of achieving specified performance targets.

8.	We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company notes the Staff’s comment and, where individual officer performance is material to such officer’s compensation, will include in future filings information regarding how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to the Company’s performance, describing the elements of individual performance and/or contribution that are taken into account.

9.	We note that you have an employee severance plan. Please include the disclosure required by Item 402(j) of Regulation S-K or tell us why you have not provided this disclosure. You should consider providing this disclosure in tabular form.

Response:

The Company notes the Staff’s comment and respectfully submits that its employee severance plan does not discriminate in scope, terms or operation in favor of

Mr. H. Christopher Owings

July 1, 2008

executive officers of the Company and is generally available to all salaried employees of the Company. Therefore, pursuant to Instruction 5 of Item 402(j) of Regulation S-K, information required by Item 402(j) regarding it does not need to be provided.

In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404) 881-7951 or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton
R. David Patton

cc:	Ronald E. Alper
Regina Balderas
Jeffrey S. Lorberbaum
Frank H. Boykin
James T. Lucke